UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __)*

MISCOR Group, Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

60477P102
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1745 (12-02)

CUSIP No. 60477P102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)	John A. Martell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	98,470,000
	7	SOLE DISPOSITIVE POWER	98,470,000
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		98,470,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		46.5%
12	TYPE OF REPORTING PERSON (See Instructions)		IN

Item 1.
	(a)	The name of the issuer is MISCOR Group, Ltd.
	(b)	The address of the issuer’s principal executive offices is 1125 South Walnut Street, South Bend, Indiana 46619.
Item 2.
	(a)	The name of the person filing is John A. Martell.
	(b)	The address of Mr. Martell’s principal business office is 1125 South Walnut Street, South Bend, Indiana 46619.
	(c)	Mr. Martell is a citizen of the United States.
	(d)	The title of the class of securities reported is common stock, no par value.
	(e)	The CUSIP number of the common stock, no par value, is 60477P102.
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
(a) Mr. Martell beneficially owns 98,470,000 shares of the issuer’s common stock, no par value[1].
(b) Mr. Martell beneficially owns 46.5% of the issuer’s common stock, no par value[1].
(c) Mr. Martell has:
(i) The sole power to vote or to direct the vote of no shares[2].
(ii) shared power to vote or to direct the vote of 98,470,000 shares[1,2].
(iii) sole power to dispose or to direct the disposition of 98,470,000 shares[1].
(iv) shared power to dispose or to direct the disposition of no shares.

[1] This number includes 30,000,000 shares that Mr. Martell has the right to acquire upon conversion of a Convertible Subordinated Promissory Note at an conversion price of $0.10 per share. Mr. Martell’s conversion option continues for so long as amounts are outstanding on the promissory note. The promissory note matures on December 31, 2008, but may be prepaid at any time or extended until December 31, 2013.

2 In connection with the purchase by Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (collectively, “Tontine”) of shares of the issuer’s common stock (described in the issuer’s Form 8-K filed January 22, 2007), Mr. Martell granted to Tontine an irrevocable proxy to vote his shares of common stock and agreeing in his capacity as a director to vote (i) to ensure that any future acquisitions by Tontine of up to 30% of the fully-diluted outstanding common stock will not be subject to anti-takeover provisions included in any of the issuer’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Tontine to appoint its designees to the issuer’s board of directors.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007	/s/ John A. Martell
John A. Martell

3